Exhibit 99.1

For Immediate Release		Corporate Headquarters
40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND

FISCAL 2011 RESULTS, INCREASES SHARE REPURCHASE

AUTHORIZATION AND DECLARES CASH DIVIDEND

Fiscal 2011 Sales Up 17.4%, Net Income of $90.1 Million

Cash and Investments of $239.7 Million

LaFox, IL, July 20, 2011: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its fourth quarter and fiscal year ended May 28, 2011. The Company also announced that its Board of Directors increased its share repurchase authorization and declared a $.05 quarterly cash dividend.

Fiscal 2011 Results

Net sales for Fiscal 2011 were $158.9 million, up 17.4% from net sales of $135.4 million for Fiscal 2010. Gross margin decreased to 29.0% during Fiscal 2011, compared to 30.5% during Fiscal 2010. Operating expenses were $43.3 million, compared to $43.2 million during Fiscal 2010. Operating income for Fiscal 2011 was $2.8 million or 1.8% of net sales, compared to an operating loss in Fiscal 2010 of $1.9 million.

Net income for Fiscal 2011 was $90.1 million, or $4.95 per diluted common share, compared to net income for Fiscal 2010 of $16.1 million or $0.92 per diluted common share. Net income for Fiscal 2011 includes income from discontinued operations of $88.1 million, which includes the net gain on sale of $111.4 million.

Q4 Sales Up 4.9%

Net sales for the fourth quarter of Fiscal 2011 were $40.7 million, up 4.9% from net sales of $38.8 million during the fourth quarter of last year. Gross profit for the fourth quarter of Fiscal 2011 was $11.4 million, compared to $10.9 million during the fourth quarter of Fiscal 2010. Operating expenses for the fourth quarter of Fiscal 2011 was $10.8 million, respectively, compared to $11.5 million during the fourth quarter of Fiscal 2010.

Gross profit of $11.4 million during the fourth quarter includes approximately $1.0 million of expense related to additional inventory reserve provisions. Operating expenses of $10.8 million includes non-recurring costs related to a strategic distribution agreement of approximately $1.0 million. Reported operating income for the fourth quarter of Fiscal 2011 was $0.6 million, compared to an operating loss of $0.6 million during last year’s fourth quarter.

“Following the completion of the sale of the RF, Wireless and Power Division (RFPD) to Arrow Electronics on March 1, 2011, we immediately began restructuring our costs for the remaining businesses. Excluding the non-recurring costs recorded during our fourth quarter of Fiscal 2011, we achieved our near-term operating margin target. With these non-recurring costs behind us, we are well-positioned to deliver strong operating performance in Fiscal 2012,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

FINANCIAL SUMMARY—FISCAL 2011

•	Net sales for fiscal 2011 were $158.9 million, up 17.4%, compared to net sales of $135.4 million during fiscal 2010.

•	Gross margin as a percentage of net sales decreased to 29.0% during fiscal 2011, compared to 30.5% during fiscal 2010.

•	Selling, general, and administrative expenses remained relatively flat at $43.3 million during fiscal 2011, compared to $43.2 million during fiscal 2010.

•	Operating income during fiscal 2011 was $2.8 million, compared to an operating loss of $1.9 million during fiscal 2010.

•	Income from continuing operations during fiscal 2011 was $2.0 million, or $0.11 per diluted common share, versus a net loss of $4.2 million during fiscal 2010.

•

Income from discontinued operations, net of tax, was $88.1 million, or $4.84 per diluted common share, during fiscal 2011 compared to $20.3 million, or $1.16 per diluted common share, during fiscal 2010.

•	Net income during fiscal 2011 was $90.1 million, or $4.95 per diluted common share, compared to net income of $16.1 million, or $0.92 per diluted common share, during fiscal 2010.

FINANCIAL SUMMARY—FOURTH QUARTER

•	Net sales for the fourth quarter of fiscal 2011 were $40.7 million, up 4.9%, compared to net sales of $38.8 million during the fourth quarter of last year.

•

Gross margin as a percentage of net sales decreased to 27.9% during the fourth quarter of fiscal 2011 compared to 28.2% during the fourth quarter of last year. Gross margin included expense of approximately $1.0 million related to additional inventory reserve provisions.

•

SG&A expenses during the fourth quarter of fiscal 2011 were $10.8 million, or 26.5% of net sales, compared to $11.5 million, or 29.7% of net sales, during the fourth quarter of last year. The fourth quarter of fiscal 2011 includes non-recurring costs related to a strategic distribution agreement of approximately $1.0 million.

•	Operating income during the fourth quarter of fiscal 2011 was $0.6 million, or 1.4% of net sales, compared to a loss of $0.6 million, for the fourth quarter last year.

•	Income from continuing operations during the fourth quarter of fiscal 2011 was $1.1 million, compared to a loss from continuing operations of $0.9 million during the fourth quarter of last year.

•

Income from discontinued operations, net of tax, was $64.9 million, or $3.54 per diluted common share, during the fourth quarter of fiscal 2011 compared to $7.5 million, or $0.42 per diluted common share, during the fourth quarter of fiscal 2010.

•

Net income during the fourth quarter of fiscal 2011 was $66.0 million, or $3.60 per diluted common share, compared to net income of $6.6 million, or $0.38 per diluted common share, in the prior year’s fourth quarter.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments as of fiscal year end were $239.7 million. In addition, we repurchased 645,900 shares for approximately $8.7 million during the fourth quarter of fiscal 2011. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, continued share repurchases and investments to fund our growth initiatives,” said Mr. Richardson.

To date, the company has repurchased a total of 1.2 million shares. As of today, $34 million remains under our existing share repurchase authorization from the company’s board of directors. This includes an incremental $25 million repurchase authorization approved by the board of directors on July 19, 2011. Share repurchases may be made on the open market or in privately negotiated transactions from time to time, subject to market conditions and trading restrictions. This authorization has no expiration and can be cancelled at any time.

OUTLOOK

“EDG continues to experience strong sales growth as we benefit from strength within the global manufacturing sector as well as the incremental volume related to a strategic distribution agreement. The sales organization for Canvys is now clearly focused on winning design-in work with Original Equipment Manufacturers (OEMs). While the sell cycle for OEMs tends to be longer, these customers better align with our long-term strategy and value proposition,” said Mr. Richardson.

“We expect that sales for EDG and Canvys for the first quarter to be in the range of $41 million to $43 million, up 9% to 15% over the prior year, and sales for Fiscal 2012 should be in the range of $170 to $175 million, up 7% to 10% over Fiscal 2011. We are also confident that we will be able to achieve our operating margin target for the year of 5%,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.05 dividend per share to all holders of common stock and a $0.045 cash dividend per share to all holders of Class B common stock. The dividend will be payable on August 19, 2011, to all common stockholders of record on August 5, 2011. The Company currently has

14,267,492 outstanding shares of common stock and 2,951,961 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, July 21, 2011, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s Fiscal 2011 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-419-5570 and enter passcode 68566114 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 21, 2011, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 42404925.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed on April 7, 2011. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the RF and microwave communications, military, marine, aviation, industrial, scientific and medical markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 28, 2011	May 29, 2010
Assets
Current assets:
Cash and cash equivalents	$170,975	$29,038
Accounts receivable, less allowance of $438 and $369	22,374	19,762
Inventories	30,853	26,797
Prepaid expenses and other assets	5,768	1,438
Deferred income taxes	2,084	317
Investments—current	52,116	—
Discontinued operations—assets	4,018	148,169

Total current assets	288,188	225,521

Non-current assets:
Property, plant and equipment, net	5,216	6,561
Deferred financing costs, net	—	60
Non-current deferred income taxes	3,994	1,541
Investments—non-current	16,656	1,132

Total non-current assets	25,866	9,294

Total assets	$314,054	$234,815

Liabilities and Stockholders’ Equity Current liabilities:
Accounts payable	$17,814	$18,067
Accrued liabilities	43,719	10,037
Short-term debt	—	19,517
Discontinued operations—liabilities	13,771	53,366

Total current liabilities	75,304	100,987

Non-current liabilities:
Long-term income tax liabilities	12,568	254
Other non-current liabilities	387	490
Discontinued operations—non-current liabilities	1,622	3,221

Total non-current liabilities	14,577	3,965

Total liabilities	89,881	104,952

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 14,921 shares at May 28, 2011, and 16,029 shares at May 29, 2010	746	802
Class B common stock, convertible, $0.05 par value; issued 2,952 shares at May 28, 2011, and 3,048 shares at May 29, 2010	147	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	112,179	120,998
Common stock in treasury, at cost, 112 shares at May 28, 2011, and 1,355 shares at May 29, 2010	(1,493)	(8,503)
Retained earnings	101,053	12,925
Accumulated other comprehensive income	11,541	3,489

Total stockholders’ equity	224,173	129,863

Total liabilities and stockholders’ equity	$314,054	$234,815

Richardson Electronics, Ltd.

Condensed Consolidated Statements of Income

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 28, 2011	May 29 2010	May 28, 2011	May 29 2010
Statements of Income
Net sales	$40,724	$38,834	$158,867	$135,372
Cost of sales	29,354	27,893	112,754	94,088

Gross profit	11,370	10,941	46,113	41,284
Selling, general, and administrative expenses	10,779	11,547	43,255	43,183
Loss on disposal of assets	9	13	12	20

Operating income (loss)	582	(619)	2,846	(1,919)

Other (income) expense:
Interest expense	—	221	141	1,176
Investment/Interest income	(373)	(10)	(369)	(34)
Foreign exchange (gain) loss	264	(194)	607	1,116
Loss on retirement of short-term debt	—	76	60	203
Other, net	24	(34)	(43)	(130)

Total other (income) expense	(85)	59	396	2,331

Income (loss) from continuing operations before income taxes	667	(678)	2,450	(4,250)
Income tax provision (benefit)	(465)	271	468	(68)

Income (loss) from continuing operations	1,132	(949)	1,982	(4,182)
Income from discontinued operations, net of tax	64,890	7,527	88,092	20,277

Net income	$66,022	$6,578	$90,074	$16,095

Net income per Common share—Basic:
Income (loss) from continuing operations	$0.06	$(0.04)	$0.11	$(0.24)
Income from discontinued operations	3.63	0.42	4.99	1.16

Total net income per Common share—Basic:	$3.69	$0.38	$5.10	$0.92

Net income per Class B common share—Basic:
Income (loss) from continuing operations	$0.06	$(0.03)	$0.10	$(0.21)
Income from discontinued operations	3.27	0.37	4.49	1.04

Total net income per Class B common share—Basic:	$3.33	$0.34	$4.59	$0.83

Net income per Common share—Diluted:
Income (loss) from continuing operations	$0.06	$(0.04)	$0.11	$(0.24)
Income from discontinued operations	3.54	0.42	4.84	1.16

Total net income per Common share—Diluted:	$3.60	$0.38	$4.95	$0.92

Net income per Class B common share—Diluted:
Income (loss) from continuing operations	$0.06	$(0.03)	$0.10	$(0.21)
Income from discontinued operations	3.24	0.37	4.43	1.04

Total net income per Class B common share—Diluted:	$3.30	$0.34	$4.53	$0.83

Weighted average number of shares:
Common shares—Basic	15,165	14,623	14,926	14,766

Class B common shares—Basic	2,998	3,048	3,019	3,048

Common shares—Diluted	18,354	14,623	18,203	14,766

Class B common shares—Diluted	2,998	3,048	3,019	3,048

Dividends per common share	$0.050	$0.020	$0.110	$0.080

Dividends per Class B common share	$0.045	$0.018	$0.099	$0.072

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Twelve Months of Fiscal 2011 and Fiscal 2010

(in thousands)

By Strategic Business Unit:

Net Sales

	Q4 FY2011	Q4 FY2010	% Change	FY 2011	FY 2010	% Change
EDG	$29,565	$26,395	12.0%	$113,715	$86,541	31.4%
Canvys	11,159	12,439	(10.3%)	45,152	48,831	(7.5%)

Total	$40,724	$38,834	4.9%	$158,867	$135,372	17.4%

Gross Profit

	Q4 FY2011	% of net sales	Q4 FY2010	% of net sales	FY 2011	% of net sales	FY 2010	% of net sales
EDG	$8,610	29.1%	$8,027	30.4%	$35,020	30.8%	$28,721	33.2%
Canvys	2,760	24.7%	2,914	23.4%	11,093	24.6%	12,563	25.7%

Total	11,370	27.9%	10,941	28.2%	46,113	29.0%	41,284	30.5%